January 12, 2007

Securities and Exchange Commission
Washington D.C. 20549-7010

Attn:	Rufus Decker
Accounting Branch Chief
Mail Stop 7010

Gus Rodriguez
Staff Accountant

Re:	(1) Fuel Tech, Inc. File No. 1-33059
(2) Commission Correspondence dated December 19, 2006
(3) Phone discussion with Gus Rodriguez, Staff Accountant, on January 12, 2007
(4) Form 10-K for the fiscal year ended December 31, 2005
(5) Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006

Ladies and Gentlemen:

This letter is in response to the Staff comments in References (2) and (3) above. This letter has been filed by Fuel Tech, Inc. as an EDGAR correspondence file.

The paragraph numbers in this response below correspond directly to the comment numbers in the Commission Correspondence dated December 19, 2006.

FORM 10K FOR YEAR ENDED DECEMBER 31, 2005

1. Consolidated Statements of Income, page 19

SEC Staff Comment from Commission Correspondence dated December 19, 2006.

As noted on page 23, amortization of intangible assets are included in operating income. However, you excluded impairment losses of your intangible assets of $30,000 in 2005 and $113,000 in 2004 from operating income. Please tell us how you determined that it was appropriate to exclude the impairment losses from your operating income given the guidance of paragraph 42 of SFAS 142, paragraph 25 of SFAS 144 and Question 2 of SAB Topic 5:P.3.

SEC Staff Comment from Phone discussion on January 12, 2007

Please provide an example of the prospective disclosure that will be provided for the reclassification of the impairment losses in Fuel Tech’s 2006 report on form 10K.

Fuel Tech Response

Based on the guidance of Paragraph 25 of SFAS 144 and Question 2 of SAB Topic 5.P, Fuel Tech will reclassify on a prospective basis, commencing with Fuel Tech’s 2006 report on form 10K, the impairment losses recognized in 2005 and 2004 in the amounts of $30,000 and $113,000, respectively, in the consolidated statements of income from the line item “Other (expense) income, net” to the “Operating income” line item.

The table on the next page shows the before and after reclassification consolidated statements of income for the years ended December 31, 2005 and 2004, respectively. The numbers that are highlighted are those impacted by the reclassification.

In addition to the reclassification in the statements of income, Fuel Tech’s “Note 1: Organization and Significant Accounting Policies,” under the heading Goodwill and Other Intangibles, will be modified to read as follows:

“The impact of impairment losses on Fuel Tech was $xx, $30,000 and $113,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and such amounts are recorded in the “Research and development” line item in the consolidated statements of income.

	Historical Presentation		After Reclassification
	2005	2004	2005	2004
FOR THE YEARS ENDED DECEMBER 31

Net sales	$52,928	$30,832	$52,928	$30,832

Costs and expenses:
Cost of sales	27,118	16,566	27,118	16,566
Selling, general and administrative	17,414	12,775	17,414	12,775
Research and development	1,211	1,242	1,241	1,355
	45,743	30,583	45,773	30,696
Operating income	7,185	249	7,155	136

Interest expense	-	-	-	-
Other (expense) income, net	(16)	(83)	14	30
Income before taxes	7,169	166	7,169	166
Income tax benefit	419	1,406	419	1,406
Net income	$7,588	$1,572	$7,588	$1,572

Net income per Common Share
Basic	$0.38	$0.08	$0.38	$0.08
Diluted	$0.33	$0.07	$0.33	$0.07

Average number of Common Shares outstanding
Basic	20,043,000	19,517,000	20,043,000	19,517,000
Diluted	23,066,000	22,155,000	23,066,000	22,155,000

Sincerely,

Vincent J. Arnone
Chief Financial Officer, Senior Vice President and Treasurer